FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 7, 2004

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Unaudited Consolidated Financial Statements as of March 31, 2004 and December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of March 31, 2004 and December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003

$ : Argentine peso

US$ : U.S. dollar

$2.86 = US$1 as of March 31, 2004

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003

(In millions of Argentine pesos - see Note 3.c)

	As of March 31, 2004 (Unaudited)	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$11	$27
Investments	2,779	2,454
Accounts receivable, net	563	581
Other receivables, net	103	119
Inventories, net	22	14
Other assets	5	3

Total current assets	3,483	3,198

Non-Current Assets
Other receivables, net	257	193
Investments	12	47
Fixed assets, net	7,647	8,001
Intangible assets, net	818	845

Total non-current assets	8,734	9,086

TOTAL ASSETS	$12,217	$12,284

LIABILITIES
Current Liabilities
Accounts payable	$421	$451
Debt	9,909	9,996
Salaries and social security payable	63	78
Taxes payable	100	121
Other liabilities	31	31
Contingencies	24	15

Total current liabilities	10,548	10,692

Non-Current Liabilities
Debt	26	86
Salaries and social security payable	33	30
Other liabilities	39	39
Contingencies	219	210

Total non-current liabilities	317	365

TOTAL LIABILITIES	$10,865	$11,057

Minority interest	618	561
Foreign currency translation adjustments	22	21
SHAREHOLDERS’ EQUITY	$712	$645

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,217	$12,284

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the three-month periods ended March 31, 2004 and 2003

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the three-month periods ended
	March 31, 2004	March 31, 2003
Net sales	$1,017	$851
Cost of services	(681)	(637)

Gross profit	336	214
General and administrative expenses	(56)	(65)
Selling expenses	(216)	(174)

Operating income (loss)	64	(25)
Financial results, net	95	961
Other expenses, net	(31)	(22)

Net income (loss) before income tax and minority interest	128	914

Income tax benefit, net	(4)	1
Minority interest	(57)	(418)

Net income (loss)	$67	$497

Net income (loss) per share	5.75	46.93

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2004 and 2003

(In millions of Argentine pesos – see Note 3.c)

Concept	Shareholders’ contributions					Unappropriated results			Total Shareholders’ equity
	Capital Stock
	Common stock	Preferred shares	Inflation adjustment to capital stock	Share issue premiuns (1)	Total	Legal reserve	Retained earnings/ Accumulated deficit	Total
Balance at January 1, 2003	53	25	125	896	1,099	162	(813)	(651)	448
Net income	—	—	—	—	—	—	497	497	497

Balance at March 31, 2003	$53	25	125	896	1,099	162	(316)	(154)	$945

Balance at January 1, 2004	53	25	125	896	1,099	162	(616)	(454)	645
Net income	—	—	—	—	—	—	67	67	67

Balance at March 31, 2004	$53	25	125	896	1,099	162	(549)	(387)	712

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	For the three-month periods ended
	March 31, 2004	March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$67	$497
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other receivables	1	7
Depreciation of fixed assets	403	449
Amortization of intangible assets	26	28
Consumption of materials	14	7
Fixed assets disposal	1	3
Provision for contingencies	17	13
Interest and other financial results	(145)	(1,060)
Minority interest	57	418
Income tax benefit, net	4	(1)
Net decrease (increase) in assets	(22)	(114)
Net increase (decrease) in liabilities	(44)	84

Total cash flows provided by operating activities	379	331

CASH FLOWS FROM INVESTING ACTIVITIES

Fixed asset acquisitions	(86)	(17)
Intangible asset acquisitions	—	(2)
(Increase) decrease in investments not considered as cash and cash equivalents	5	34

Total cash flows used in investing activities	(81)	15

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of debt	—	(1)
Payment of interest and debt-related expenses	(5)	(6)

Total cash flows used in financing activities	(5)	(7)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	293	339
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	2,230	1,334

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$2,523	$1,673

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

N ORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a)	Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecomunications services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b)	Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of the change in the controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how. See Note 7 for an update of the management agreement.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

c)	Publicom, a subsidiary of the Company, was established for the principal purpose of editing, printing, selling and distributing leaflets, magazines, telephone subscriber directories, annuals, directories and all other types of publications, as well as selling advertising in such publications and the development and sale of all types of advertising linked to telephone service or which is based on the means and elements used to provide the service. These activities may be provided by itself or by third parties or associated to third parties.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Telecom Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of March 31, 2004

As of March 31, 2004, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of March 31, 2004, Telecom Argentina’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile cellular radiocommunication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company´s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

•	Telecom Argentina’s bankruptcy.

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo´s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(c) Renegotiation of agreements with the Argentine government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“CPI”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The end of the relation $1 = US$1 (“pesification” of tariffs);

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 = US$1; and

•	The renegotiation of the conditions of the contracts entered into by privatized companies with the Argentine government.

The Argentine government is entitled to renegotiate the agreements based on the following criteria:

•	The impact of the rates on the economy and its effect on people’s income;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the government, which included information on the impact caused by the economic crisis on the Telecom Group’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the government and future and on-going investments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies are not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the companies are in progress. In August 2003, the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03 which nullify Resolution No. 38/02.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Furthermore, Decree No. 311/03 created a special unit within the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services, pursuant to which all contracts entered into by the Argentine government with the privatized companies are to be analyzed and further renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was further extended through December 31, 2004. Congress will receive the renegotiation proposals from the Executive Power and will have a period of 60 days to approve or reject them. The proposals will be deemed approved if Congress neither approves nor rejects the proposals within this time-frame. In the event Congress rejects the proposals, the Executive Power will have to reinitiate the renegotiation of the respective contracts under discussion.

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve the dispute with the Argentine State, pursuant to the “Bilateral Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments”. The proceedings are aimed at receiving compensation for the damages deriving from the enactment, on the part of the Argentine government, of measures considered to be detrimental to the investment made in the Company. The filing of the notice started a six–month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Also, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments. FCR may, in its sole discretion, initiate actions against the Argentine government.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation of the agreements with the Argentine government including but not limited to the renegotiation of tariffs.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2004, the CNV adopted Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 should be applied in the preparation and presentation of consolidated financial statements for a group of enterprises under the control of a parent and also in accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as disclosure requirements. This standard will be effective for the Company in the fiscal year beginning January 1, 2005. Management believes that the information presented in these consolidated financial statements does not materially differ from that prescribed by RT 21.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights as of March 31, 2004 (i)
Telecom Personal	99.99%
Nucleo	67.50%
Publicom S.A. (“Publicom”)	99.99%
Telecom Argentina USA	100.00%
Micro Sistemas (ii)	99.99%
Cable Insignia (iii)	75.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at March 31, 2004.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the new inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA issued Resolution MD No. 41/03 which also provided for discontinuing inflation accounting as of September 30, 2003. Accordingly, since Argentine GAAP requires companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution mentioned in the preceding paragraph represents a departure from Argentine GAAP.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which include restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,091	12,217	(126)
Total liabilities	10,865	10,865	—
Shareholders’ equity	643	712	(69)

Net income	70	67	3

(d) Interim financial information

The accompanying March 31, 2004 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements.

(e) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: a) a favorable result of the renegotiation of Telecom Argentina’ tariffs mentioned in Note 2.c); and b) the successful outcome of the financial restructuring described in Note 12. The actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(f) Statement of cash flows

For the purpose of Cash flows the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(g) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines (prepaid lines were not included) were 3,380,026 (unaudited) at March 31, 2004 and 3,266,389 (unaudited) at March 31, 2003 and wireless customer lines (prepaid lines were not included) were 552,640 (unaudited) at March 31, 2004 and 426,687 (unaudited) at March 31, 2003.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company calculates net income (losses) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Three-month periods ended
	3.31.04	3.31.03
Net income (loss) in the statements of income	67	497
Less: Results corresponding to Class “A” and Class “B” preferred shares	(36)	(247)

Total results used to calculate earning per ordinary share.	31	250

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation it its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets and accessories to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the three-month periods ended March 31, 2004 and 2003, net foreign currency transaction gains or losses were a gain of $262 and $1,116, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 12.f., as of March 31, 2004 and December 31, 2003, the Telecom Group recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at period/year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at nominal value.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Telecom Group has investments in certain government bonds. The Telecom Group has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of these securities. As such, the Telecom Group recognized other-than-temporary losses on these investments to carry them at fair value.

The Telecom Group has certain equity interests in unconsolidated companies, representing 0.15% and 5.75% of the capital stock in such companies as of March 31, 2004. These investments have been accounted for at the lower of cost or equity value.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost adjusted for inflation (See Note 3.c.), and deferred until the related directories are published.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment, instrument and systems for improvement in services	6-8
Installations	3-11
Computer equipment	3-6

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.73% of such assets. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $nil and $3 for the three-month periods ended March 31, 2004 and 2003, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net capitalized costs were $536 as of March 31, 2004 and $566 as of December 31, 2003.

Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The Telecom Group has no capital leases as of March 31, 2004.

The Telecom Group is subject to asset retirement obligations associated with its cell and switch sites operating leases. Accordingly, the Telecom Group records a liability for an asset retirement obligation. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the three-month periods ended March 31, 2004 and 2003 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

- Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Periodic impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles. Concurrent with adoption of RT 17, and again in December 2002, the Telecom Group evaluated for impairment its indefinite life intangibles in accordance with the standard’s guidance and determined that these assets were not impaired.

- Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Telecom Group has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Telecom Group to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

The Telecom Group did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The Telecom Group has estimated the existence of income tax losses for the year ended December 31, 2003. The Telecom Group has determined an additional proportional charge for the three-month period ended March 31, 2004 for the tax on minimum presumed income of $8, which, together with the previous years charges, were deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.64% for the three-month periods ended March 31, 2004 and 2003.

(o) Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of March 31, 2004 and 2003.

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Telecom Group used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Telecom Group adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Beginning in 2002, and due to the economic environment and change in rules under which the Telecom Group operates, principally the “pesification” of tariffs, the Telecom Group terminated all derivative agreements in the second quarter of fiscal year 2002. The Telecom Group does not have any derivative instruments as of March 31, 2004.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosured in the equity shareholder’s, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each year end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of March 31, 2004	As of December 31, 2003
Cash	$3	$4
Banks	8	23

	$11	$27

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(b) Investments

Investments consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Time deposits (i)	$2,677	$2,186
Mutual funds	77	192
Government bonds	25	76

	$2,779	$2,454

Non current
Equity investments	$10	$10
Government bonds	—	35
Financial trust	2	2

	$12	$47

(i)	Includes an amount of $843, which has been segregated by the Telecom Group for purposes of satisfying debt obligations and an amount of $24 from an escrow account, which has been segregated by the subsidiary Nucleo for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Voice, data and Internet	$379	$386
Wireless (i)	268	272
Directories publishing	24	35

Subtotal	671	693
Allowance for doubtful accounts	(108)	(112)

	$563	$581

(i)	Includes $189 as of March 31, 2004 and $196 as of December 31, 2003 corresponding to wireless receivables in the Argentine Republic and $79 as of March 31, 2004 and $76 as of December 31, 2003 corresponding to wireless abroad as of those dates.

(d) Other receivables

Other receivables consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Tax credits	$33	$67
Prepaid expenses	32	17
Advances to employees	4	5
Other	34	30

	$103	$119

Non current
Net deferred tax assets	$421	$477
Less:
Valuation allowance	(405)	(457)

Deferred tax assets, net of allowance (i)	16	20
Credit on minimum presumed income tax (ii)	162	151
Other tax credits	66	8
Prepaid expenses	8	7
Other	12	12

Subtotal	264	198
Allowance for doubtful accounts	(7)	(5)

	$257	$193

(i)	In both periods, the net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Telecom Group considers the ultimate realization of the credit to be more likely than not based on current projections.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of March 31, 2004	As of December 31, 2003
Wireless handsets and equipment	$24	$16
Allowance for obsolescence	(2)	(2)

	$22	$14

(f) Other assets

Other assets consist of the following:

	As of March 31, 2004	As of December 31, 2003
Deferred printing cost	$1	$1
Raw materials	4	2

	$5	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Suppliers	$385	$419
Deferred revenues	33	30
Related parties (Note 7)	3	2

	$421	$451

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Vacation, bonuses and social security payable.	$44	$55
Special termination benefits	14	18
Other	5	5

	$63	$78

Non current
Special termination benefits	$25	$22
Other	8	8

	$33	$30

(i) Taxes payable

Taxes payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Tax on minimum presumed income	$19	$27
VAT, net	30	44
Turnover tax	30	30
Other	21	20

	$100	$121

(j) Other liabilities

Other liabilities consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Declared and available dividends payable	—	1
Declared and available Redemption of Class “A” Preferred shares payable	6	5
Contributions to government programs (Note 11)	$13	$13
Other	12	12

	$31	$31

Non current
Retirement benefits	$8	$8
Lease of international capacity	12	11
Asset retirement obligations	10	10
Other	9	10

	$39	$39

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Net sales

Net sales consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Voice	$558	$515
Data and Internet	97	97

Subtotal	655	612
Wireless	360	237
Directories publishing	2	2

	$1,017	$851

(l) Financial results, net

Financial results, net consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Generated by assets
Interest income	$21	$34
Foreign currency exchange gain/(loss)	(71)	(157)
Losses on exposure to inflation	—	(11)
Other	2	(9)

Total generated by assets	$(48)	$(143)

Generated by liabilities
Interest expense	$(171)	$(176)
Capitalized interest	—	3
Foreign currency exchange gain (loss)	333	1,273
Gain on exposure to inflation	—	4
Other	(19)	—

Total generated by liabilities	$143	$1,104

Total financial results	$95	$961

(m) Other expenses, net

Other expenses, net consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Termination benefits	$(15)	$(9)
Provision for contingencies	(17)	(13)
Other, net	1	—

	$(31)	$(22)

6. Supplementary cash flow information

The cash flow statement has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of March 31,		As of December 31,
	2004	2003	2003	2002
Cash and banks	$11	$114	$27	$53
Current investments	2,779	1,652	2,454	1,382

Total as per balance sheet	$2,790	$1,766	$2,481	$1,435
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—	(38)	—	(36)
- Time deposits with maturities of more than three months (ii)	(242)	—	(193)	—
- Government bonds	(25)	(iii) (55)	(58)	(iii) (65)

Total cash and cash equivalents as shown in the statement of cash flows	$2,523	$1,673	$2,230	$1,334

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.
(ii)	Includes $24 related to Nucleo’s escrow account. See Note 5.b for details.
(iii)	Corresponds to the current portion of held-to-maturity investments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

Changes in assets/liabilities components (including the effects of inflation on monetary accounts):

	Three-month periods ended March 31,
	2004	2003
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	$(1)	$11
Trade accounts receivable	19	(120)
Other receivables	(29)	(11)
Inventories	(9)	6
Other assets	(2)	—

	$(22)	$(114)

Increase (decrease) in liabilities
Accounts payable	$(4)	$(3)
Compensation and social benefits payable	(12)	(10)
Taxes payable	(29)	108
Other liabilities	—	(8)
Contingencies	1	(3)

	$(44)	$84

Income tax paid during the three-month periods ended March 31, 2004 and 2003, amounted to $nil. Interest paid during the three-month periods ended March 31, 2004 and 2003, amounted to $5 and $6, respectively.

•	Non-cash investing and financing activities:

	Three-month periods ended March 31,
	2004	2003
Acquisition of fixed assets through incurrence of accounts payable	$19	$1
Capitalized interest on fixed assets	—	3
Wireless handsets lent to customers at no cost (i)	1	—
Collection of receivables with government bonds	—	169
Government bonds exchanged for tax certificates	(18)	—
Payment of taxes with government bonds	—	(87)
Payment of accounts payable with government bonds	—	(43)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2004	2003
Government bonds	$52	$34
Time deposits with maturities of more than three months	(47)	—

Total cash flows from investments not considered as cash equivalents	$5	$34

Financing activities components:

	Three-month periods ended March 31,
	2004	2003
Payment of bank loans	$—	$(1)
Payment of interest on bank loans an	(5)	(6)

Total financing activities components	$(5)	$(7)

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of March 31, 2004	As of December 31, 2003

Accounts payable:
Telecom Italia S.p.A. Argentine branch (a)	$1	$—
Sofrecom Argentina S.A. (b)	1	—
Nahuelsat (c)	1	—
Pirelli Cables S.A.I.C. (a)	—	1
Teco Soft Argentina S.A. (a)	—	1

	$3	$2

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

		Three-month periods ended
	Transaction description	March 31, 2004	March 31, 2003
Services received:
Nahuelsat (c)	Rental expenses	$2	$2
Intelsat Ltd. (c)	Rental expenses	1	1
Latin American Nautilus (d)	Lease of circuits	—	2
Multibrand (d)	Advertising	—	1
Telecom Italia S.p.A. Argentine branch (a)	Management fees	1	1
Teco Soft Argentina S.A. (a)	Fees for services	2	3
Sofrecom Argentina S.A. (b)	Fees for services	5	2
Tel3 S.A. (b)	Fees for services	2	1

Total operating costs		$13	$13

	Three-month periods ended
	March 31, 2004	March 31, 2003
Purchases of fixed assets/intangible assets:
Telesoft S.p.A. Argentine branch (c)	$—	$1

Total fixed assets and intangible assets	$—	$1

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of France Telecom Group.
(c)	Telecom has between 0.15% and 5.75% of the capital stock in such companies.
(d)	The Telecom Group had between 10% and 25% of the capital stock in such companies.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties.

As of March 31, 2004, Telecom Argentina had loans outstanding to three officers of Telecom Argentina, totaling $0.4, that corresponded to loans granted pursuant to retention plans. The annual interest rate for these loans is 6%.

(c) Management agreement

On the Transfer Date, Telecom Argentina and the Operators entered into a management agreement (the “Management Agreement”) under which the Operators undertook the management and operation of Telecom Argentina and facilitated their expertise and technical assistance. The Management Agreement initially expired in October 1999, but was renewable automatically while Telecom Argentina continued rendering services on an exclusive basis.

In August 1999, the parties entered into an amended agreement (the “Amended Agreement”), with substantially similar terms and conditions, pursuant to which the Management Agreement was extended through October 9, 2004. The Amended Agreement is renewable for an additional 5-year period upon written agreement of the parties.

The management fee payable by Telecom Argentina is based on 3% of net sales. In October 2001, due to the economic situation prevailing in Argentina, the Operators agreed to reduce the fee to 1.25% without affecting any of their obligations under the agreement. Telecom Argentina paid this reduced fee from October 1, 2001 through March 31, 2002. In 2002, and due to the impact of the crisis on the Telecom Group’s financial position and results of operations, Telecom Argentina and the Operators agreed to suspend temporarily the provisions of Article II of the Management Agreement (which includes the provisions relating to the payment of the management fee) from April 1, 2002 through December 31, 2002, except for the provision of qualified management personnel, as necessary. Furthermore, the Operators notified Telecom Argentina that they would continue rendering management services as required by Telecom Argentina on an as-needed basis, being reimbursed only for certain costs and travel expenses. Subsequently, Telecom Argentina and the Operators agreed to suspend the Article II provisions until its expiration date in October 2004.

As a result of the change in the controlling group mentioned in Note 9.1.(a), the Department of Communications issued Resolution No. 111/03 authorizing Telecom Italia to remain as the exclusive operator of Telecom Argentina. Consequently, on December 19, 2003, Telecom Argentina and FCR terminated their relationship under the Management Agreement. However, the Management Agreement continues to be effective and binding without modifications between Telecom Argentina and Telecom Italia.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group

Short-term and long-term debt comprises the following:

	As of March 31, 2004	As of December 31, 2003
Short-term debt:
- Principal:
Notes	$4,703	$4,912
Bank loans	1,686	1,638
Fixed assets financing	2,123	2,169
Inventory financing	416	426

Subtotal	8,928	9,145
- Accrued interest	854	747
- Penalty interest	127	104

Total short-term debt	$9,909	$9,996

Long-term debt:
- Principal:
Bank loans	$26	$86
Total long-term debt	26	86

Total short-term debt	$9,935	$10,082

(a) Short-term and Medium-term Notes Programs:

Telecom Argentina has issued various series of notes under its short-term and medium-term global programs. The Programs were approved by shareholders’ general meetings which in turn authorized the Board of Directors to determine the terms and conditions, including amount, price, interest rate and currency. The Global Programs and the notes issued thereunder were ranked by Argentine ratings agencies.

The terms and conditions of the various series of notes contained customary affirmative and negative covenants, including, but not limited to, creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

The detail of the outstanding series under the programs as of March 31, 2004 is as follows:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at March 31, 2004	Market value at March 31, 2004
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	333	285
Series E (a)	5.5.97	US$	100	8	5.5.05	4.35	286	243
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	667	567
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.55	661	551
Series I	4.8.99	Euro	200	5	4.8.04	8.37	656	558
Series K	7.1.99	Euro	250	3	7.1.02	7.25	723	613
Program D:
Series 1	4.7.00	Euro	250	3	4.7.03	7.62	794	675
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	583	496

						Principal	4,703	3,988

						Accrued interest	589
						Penalty interest	40

							5,332

(i)	Percentages have been rounded.
(a)	Accrue interest at 6-month LIBOR plus 3.125%. At March 31, 2004, LIBOR was xx%.
(b)	Accrue interest at 6-month LIBOR plus 1.5%.
(c)	Originally issued in Italian Lira.

- Global Program B:

Telecom Argentina has six series of bonds outstanding under the Global Program B, which expired on August 10, 1999. As of March 31, 2004, an amount of $3,754 is outstanding under the program. The net proceeds of the notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of March 31, 2004, two series (1 and 2) are outstanding under the Global Program D for an aggregate amount of $1,578. The net proceeds of the notes were used to refinance debt and meet working capital needs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

(b) Debt restructuring

In December 2002, Telecom Personal entered into an amended agreement pursuant to which the outstanding debt was restructured. Accordingly, Telecom Personal issued the BofA Promissory Notes and the Holders Promissory Note for an aggregate amount of US$54 million. Under Argentine GAAP, the balances of this new debt were classified as non-current liabilities and discounted to its present value.

As more fully described in Note 12.b, Telecom Argentina completed a cash tender offer for a portion of Telecom Argentina’s debt. Telecom Personal completed the tender offer for the early redemption of 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note, pursuant to which approximately US$ 28 million and US$ 2 million, respectively, were redeemed. After the grace period, in March 2004, the first interest installment of the Bofa Promissory Notes for an amount of US$0.2 million was not paid at maturity. Telecom Argentina received a notice of acceleration due to the failure to pay.

As a consequence of this notice, Telecom Argentina reclassified the balances to current liabilities, recording an additional loss of $20, included in the statement of income in Financial results, net.

(c) Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.47%, due at various dates through April 2009.

(d) Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 4.29%, due at various dates through May 2016. The most significant are:

Mediocredito Centrale:

Prior to the privatization of Entel, the Argentine government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were to be used to finance the digitalization of the telephone network in Argentina. Subsequently, under this credit line, the Argentine government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine government remains the debtor to the Mediocredito Centrale, however, Telecom Argentina assumed the obligation to service the debt according to the terms and conditions of the agreement. In the event Telecom Argentina fails to pay the corresponding installments, and the Argentine government settles the obligations, Telecom Argentina’s debt towards the government may be offset by the corresponding receivables for services rendered to certain governmental agencies. As of March 31, 2004, an amount of approximately $141 (principal plus accrued interest) or Euro 40 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for up to Japanese yen 12,000 million loan due June 15, 2010. Telecom Argentina used Japanese yen 11,652 million under this credit line. As of March 31, 2004, an amount of approximately $333 (principal plus accrued interest) is outstanding under the agreement.

(e) Inventory financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 3.85%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity

9.1 – Of the Company

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by FCR and W de Argentina – Inversiones S.L., pursuant to which FCR sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, Telecom Italia and FCR contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, Telecom Italia and FCR had the same shareholding interest in Sofora.

On December 10, 2003, the sale was authorized by the SC trough Resolution No. 111/03 and, on December 15, 2003, the sale was authorized by the National Commission of the Defense of Competition (Technical Coordination Department) through Resolution No. 109/03.

On December 19, 2003 FCR transferred the 48% of Sofora to W de Argentina – Inversiones S.L., plus a put option on the remaining 2% (which is exercisable from January 31, 2008 to December 31, 2013). The total purchase price is US$125 million.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: Telecom Italia, W de Argentina – Inversiones S.L. and FCR, each of whom held 50%, 48% and 2% of Sofora’s shares, respectively.

Telecom Italia acquired an option with respect to the W de Argentina – Inversiones S.L. holding in Sofora for US$60 million, which can eventually be exercised from December 31, 2008 to December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% for the fiscal years until December 31, 2006 that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at LIBOR. At March 31,2004, this rate is 1.3512% and the amount of these interests is approximately $ 1.02 million.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period that will be due on December 2006, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR. At March 31, 2004, this rate is 1.3512% and the amount of these interests is approximately $ 3.12 million.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
• Par value	11	11

• Amount calculated according to the issue terms:
Redemption accrued, non declared and non paid corresponding to fiscal year 2001	55	81
Redemption accrued, non declared and non paid corresponding to fiscal year 2002	55	81
Redemption non accrued fiscal year 2003 and thereafter	207	303

	317	465

Preferred dividends accrued, non declared and non paid:
Corresponding to fiscal year 2001	19	28
Corresponding to fiscal year 2002	19	28
Corresponding to fiscal year 2003	19	28
Corresponding to fiscal year 2004	5	7

	379	556

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At March 31, 2004, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

Considering that the Company did not pay Class “A” preferred shares holders the compromised amount due to the fiscal years ended December 31, 2001, 2002 and 2003, these shareholders were entitled to vote, according to the issuance terms and conditions applicable to that class of shares. Additionally, as Telecom Argentina has exceeded the ratio of 1.75 before mentioned, during fiscal year ended at December 31, 2002, Class “B” preferred shares holders were entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

9.2 – Of Telecom Argentina

(a) Common stock

At March 31, 2004, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. The Company owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

In 1999, a decree of the Argentine government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders´ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed Telecom Argentina that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 12, the BCBA decided to transfer the trading of Telecom Argentina’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

In addition, since Telecom Argentina’s accumulated losses have absorbed its reserves and at least 50% of the Telecom Argentina’s share capital, the BCBA has also decided to transfer the trading of Telecom Argentina´s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting.

However, due to the current economic environment, the requirements of section 206 and paragraph 5 of section 94 were suspended temporarily until December 10, 2004. Since Telecom Argentina reported a loss for the year ended December 31, 2002, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualifies for mandatory reduction of capital, although its application is temporarily suspended.

As of December 31, 2003, and considering the decree that suspended temporarily these sections, Telecom Argentina’s Board of Directors’ decided to follow the situation and take actions if necessary. The Shareholders’ Meeting held on April 29, 2004 was also notified.

10. Income tax

No income tax provision has been recorded for any period presented as the Company and the Telecom Group have experienced net operating losses for income tax purposes.

Income tax (expense) benefit for the three-month periods ended March 31, 2004 and 2003 consists of the following:

	Three-month periods ended March 31,
	2004	2003
Current tax expense	$—	$—
Deferred tax (expense) benefit	(4)	1

Income tax (expense) benefit	$(4)	$1

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of March 31, 2004	As of December 31, 2003

Deferred tax assets:
- Tax loss carryforwards	$1,661	$1,788
- Allowance for doubtful accounts	88	90
- Provision for contingencies	83	81
- Foreign exchange gains and losses	208	241
- Other	78	64

Total deferred tax assets	$2,118	$2,264

Deferred tax liabilities:
- Fixed assets	89	80
- Inflation adjustment (i)	1,353	1,428
- Foreign currency gains/losses (ii)	243	279
- Other	12	—

Total deferred tax liabilities	$1,697	$1,787

- Valuation allowance	(405)	457

Net deferred income tax assets	$16	$20

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes
(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets

Income tax (expense) benefit for the three-month periods ended March 31, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(45)	$(320)
Permanent differences:
Non taxable items	(11)	5
Inflation adjustment of permanent differences	—	(1)
Change in valuation allowance	52	317

Income tax (expense) benefit	$(4)	$1

As of March 31, 2004, the Company had accumulated operating tax loss carryforwards of approximately $1,661. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Telecom Personal	Total consolidated
2006	1	—	—	—	1
2007	—	1,377	2	275	1,654
2008	—	—	3	—	3
2009	—	—	1	2	3

Total	1	1,377	6	277	1,661

Decree No. 2,568/02 of the Argentine government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that a valuation allowance has been provided. The Telecom Group will continue to monitor the need for a change in the valuation allowance that has been provided.

(a) Impact of Resolution MD No. 11/03 of the CPCECABA

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IAS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company and the Telecom Group have treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

However, in April 2003, the CPCECABA issued Resolution MD No. 11/2003, which was intended to clarify certain concepts in connection with the accounting treatment of deferred tax assets and liabilities when companies prepare price-level restated financial statements. The CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In the opinion of management, this alternative approach departs from the liability method prescribed by RT 17. In order to comply with applicable rules and regulations, in May 2003, the Telecom Group consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

Based on the foregoing, the Telecom Group has decided to continue treating the differences between the tax basis and price-level restated amounts of non-monetary assets and liabilities as temporary. Further, and considering that the Telecom Group has provided for a substantial portion of its net deferred tax assets, the CPCECABA resolution, if applied to the Company’s financial statements as of March 31, 2004, would not have a significant impact on the Company’s financial position and results of operations. Rather, the application of the resolution would have an effect on the disclosed amounts of net deferred tax assets and the components of the income tax expense for the three-month period ended March 31, 2004, as follows:

Effect on net deferred tax assets:

	Net deferred tax assets	Valuation allowance	Net of valuation allowance
Balances as per books	$421	$(405)	$16
Plus (less):
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	1,353	—	1,353
Increase in valuation allowance	—	(1,353)	(1,353)

Balances as adjusted	$1,774	$(1,758)	$16

Effect on income tax:

(Loss)/ Gain

	Balances as per books	Adjustments	Balances as adjusted
Deferred income tax	$(131)	$—	$(131)
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	75	(75)	—

Subtotal	(56)	(75)	(131)
Decrease in valuation allowance	52	75	127

Income tax	$(4)	$—	$(4)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

In the event the Telecom Group decreases the level of the valuation allowance provided, the application of the resolution would have a material effect on the Company’s financial position and results of operations.

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51 without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments aggregating approximately $131 as of March 31, 2004, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina has been notified by the Department of Communications of a proposal for the creation of a $70-million financial trust (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Telecom Group has contributed $1.5 at the inception of the Fund. The Telecom Group also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Telecom Group completed its financial restructuring successfully. In addition, management announced that it is the Telecom Group’s intention to promote agreements with local suppliers – for an estimated amount of $10 – which would facilitate their access to financing.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $239 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Following is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of March 31, 2004, labor lawsuits in this connection amounted to $16.

Other claims

In November 1995, Telecom Argentina, Telefonica de Argentina (“Telefonica”), Telintar and the Argentine government were served notice of a legal action brought by a consumer group called “Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios” (“Consumidores”). The purpose of the action sought to declare null and void all regulations and rate agreements in force since the Transfer Agreement, the effect being to have the fixed telephone rates charged by licensees reduced, the amounts supposedly collected in excess refunded to customers and the licensees’ rate of return on the Telecom Group’s fixed assets, as determined by Decree No. 2,585/91, limited to an annual 16%. The Court of Appeals has rejected some claims but deferred decisions on others until final judgement is made.

In October 2001, the Court of Appeals awarded the plaintiffs an injunction ordering the Argentine government, Telefonica and Telecom Argentina to refrain from applying any indexing provisions to the tariffs pending final resolution in the case. Accordingly, Telecom Argentina was not able to adjust tariffs by the application of the United States Consumer Price Index (“USCPI”), as permitted by the Transfer Agreement, when calculating the price cap formula therein established. The Telecom Group appealed the decision before the Argentine Supreme Court rejecting the arguments stated therein. Furthermore, Law No. 25,561 also prohibited the application of any indexing provisions in the contracts entered into with the Argentine government, including the contracts related to telecommunication services.

In August 2003, Telecom Argentina, Telefonica and the Department of Communications were served notice of another legal action brought by Consumidores alleging that certain amounts in connection with the provision of certain special equipment were included in monthly fees and that the amounts paid be reimbursed to customers. The Telecom Group contested the allegations on the grounds that the fees collected are permitted under the current applicable rules and regulations.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2004, these restricted funds totaled $9. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Financial restructuring

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continues to conduct business as usual.

The terms and conditions of the Notes and loan agreements issued by the Telecom Group contain certain clauses, which provided for events of default, as follows:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	The Telecom Group’s written notice of default on its debt;

•	Any final judgment providing for the payment of an aggregate amount equal to or exceeding US$20 million; and

•	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or out-of-court reorganization agreements.

As a result of the defaults, the bondholders and lenders under the agreements were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, the Telecom Group has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The Telecom Group’s board of directors is currently taking all necessary actions aimed at preserving Telecom Argentina’s value and maximizing the Telecom Group’s cash flows. The Telecom Group reached an agreement with certain financial creditors on the repurchasing of a portion of its debt (see Note 12 b) and is currently developing a comprehensive plan to restructure the remaining indebtedness of Telecom Argentina and Telecom Personal (see Note 12 d). The Telecom Group’s subsidiary, Nucleo, is also in the process of restructuring a portion of its indebtedness for an aggregate amount of US$56 million. As of the date of these financial statements, Nucleo has refinanced US$14 million of its debt with local financial institutions.

While the Telecom Group is optimistic that these transactions will be completed successfully, the Telecom Group cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all.

(b) Cash tender offer

In April 2003, the Telecom Group announced that Telecom Argentina, Telecom Personal and Publicom were commencing a “Modified Dutch Auction” tender offer for a portion of the consolidated debt. The Telecom Group offered to buy back debt using cash up to US$310 million relating to Telecom Argentina, US$55 million relating to Telecom Personal and US$2 million relating to Publicom.

As a result of the tender offer, the Telecom Group purchased debt with a face value of approximately US$ 292 million, for a total purchase price of approximately US$ 161 million. This repurchase generated a net gain of US$ 131 million on discount on principal, which in addition to the gain of US$ 17 million obtained by the reversal of accrued interests, totaled a gain of US$ 148 million on repurchase of debt.

The following table summarizes that portion of the gain on repurchase of debt corresponding to the reduction of principal and interest amounts:

	Principal amount purchased				Purchase price paid				Gain on repurchase debt
				I				II	III=I-II	IV	V=III+IV
Name of company	US$	Euro	Peso	US$ (a)	US$	Euro	Peso	US$ (a)	Discount on Principal	Discount on interest	Cash tender offer
Telecom Argentina	44	142	—	208	24	78	—	115	93	13	106
Telecom Personal	69	—	30	80	37	—	17	44	36	4	40
Publicom	4	—	—	4	2	—	—	2	2	—	2

Total	117	142	30	292	63	78	17	161	131	17	148

(a)	Represent equivalent amounts in US$

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Financial restructuring (continued)

The Telecom Group also paid 100% of accrued interest through June 24, 2002, on all indebtedness, regardless of creditor participation in the tender offer and 30% of accrued interest from June 25, 2002 through December 31, 2002. Interest payments were made at contractual rates and did not consider penalty interest or other default interest provisions.

The following table presents the interest amounts paid by the Telecom Group as part of the tender offer:

Name of company	US$	Euro	Yen	Peso	US$ Equivalent
Telecom Argentina	22	63	85	2	98
Telecom Personal	11	—	17	9	14
Publicom (ii)	—	—	—	—	—

Total interest paid (i)	33	63	102	11	112

(i)	Includes US$ 2 million and US$ 1 million of withholding taxes paid for Telecom Argentina and Telecom Personal, respectively.
(ii)	Publicom paid US$48,000.

As discussed further in c) below, Telecom Argentina and Telecom Personal satisfied the payments of principal and interest under the cash tender offer with the funds previously segregated into time deposits with foreign financial institutions.

On October 27, 2003, Publicom satisfactorily completed the restructuring of its remaining indebtedness. As a result, Publicom purchased debt with a face value of approximately $1.5, for a total purchase price of approximately $0.8. The net gain on the repurchase, including transaction costs, foreign currency gains and unamortized debt issuance costs, was approximately $0.7 and was included in gain on repurchase of debt in the consolidated statement of income.

As a result of the Telecom Group’s restructuring decisions and the repurchase, the Telecom Group has an aggregate amount of indebtedness of $9,935 as of March 31, 2004. Of the total amount of the outstanding debt, $5,653 is due (including principal amounts for US$ 1,093 million, Euro 438 million, Japanese yen 9,264 million and $162; and interest amounts for US$ 56 million, Euro 61 million, Japanese yen 538 million and $29 and US$50 million corresponding to Nucleo), $4,252 is payable on demand and $30 is not due (corresponding to Nucleo).

(c) Segregated funds

Prior to the commencement of the tender offer, in March 2003, the Telecom Group had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under the cash tender offer. The Telecom Group previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of March 31, 2004, the Telecom Group has an aggregate remaining amount of $867 on deposit.

	Telecom Argentina		Telecom Personal	Total Consolidated
	US$	Euro	US$	US$	Euro
Amounts in foreign currency	121	113	42	163	113
Amounts in Argentine pesos (i)	347	395	125	472	395

(i)	Equivalent amount in Argentine Pesos at 2.86 per US$ and 3.516 per Euro. This amount is included in current investments as of March 31, 2004.

(d) Restructuring plan

The cash tender offer described above was the first stage of the comprehensive restructuring plan designed by the Telecom Group to strengthen the Telecom Group’s financial position.

        On January 9, 2004, the Telecom Group announced a proposal to restructure all of its outstanding indebtedness through an out-of-court restructuring agreement governed by Argentine law or “Acuerdo Preventivo Extrajudicial (APE)” solicitation statement filed with the CNV, the SEC and the Commissione Nazionale per le Societá e la Borsa (CONSOB).

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Financial restructuring (continued)

Under the Proposal, as described in the solicitation statement contained in the registration statement filed with the SEC, and in the solicitation statements filed with other regulatory authorities, Telecom Argentina proposes to restructure all of its outstanding financial debt by issuing new unsecured notes, which will have new terms and will not be convertible into Telecom Argentina’s common shares, and/or by paying cash consideration pursuant to the different options included in the Proposal.

Concurrently with Telecom Argentina’s APE, its subsidiary, Telecom Personal, expects to offer its creditors restructuring options similar to those announced by Telecom Argentina.

(e) Legal actions brought against the Telecom Group

Telecom Argentina has been served notice of claims brought by holders of the Telecom Group’s notes seeking enforcement of their rights under the respective indentures. The claims amounted to US$ 2.9 million representing less than 1% of the total consolidated indebtedness of the Telecom Group. Due to certain judicial regulations, an amount equivalent to US$3.1 million held in bank accounts has been restricted for use as of the date of issuance of these financial statements.

In the opinion of the Telecom Group’s management and its legal counsel, the Telecom Group has meritorious defenses to each of these proceedings and does not expect that such proceedings will result in the Telecom Group being declared bankrupt. The Telecom Group’s legal counsel estimates that the Telecom Group will be able to take all necessary measures to protect its normal course of business before other claims are brought against it.

(f) Measurement and classification of liabilities

As of March 31, 2004, the Telecom Group has estimated an amount of $127 corresponding to penalties and post default interest increases for the default situation described in a) above. This balance is included in consolidated debt in these financial statements. As discussed in d) above, the manner and time of payment of the Telecom Group’s outstanding principal and interest payment obligations are addressed in its proposed APE restructuring plan. The Telecom Group’s legal counsel believes that based on the facts and circumstances which caused the Telecom Group to default on its principal and interest payment obligations, it is more likely than not that the Telecom Group will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

As discussed above, as of March 31, 2004 and December 31, 2003, a substantial portion of the Telecom Group’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, the Telecom Group recorded its outstanding debt at their respective original foreign currencies since the Telecom Group expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to the Telecom Group or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law. In this event, management would legally argue the unconstitutionality and/or inapplicability of Decree No. 410/02 as further described below, and accordingly, would sustain the pesification of its foreign-currency denominated debt at a rate of $1 to US$1 or its equivalent in other foreign currencies. As pesified, this indebtedness would be adjusted based on a reference index (Coeficiente de Estabilización de Referencia or CER) as from February 3, 2002. The Telecom Group would take these actions among others in order to preserve the continuity of the services and operations of Telecom Argentina and Telecom Personal under Argentine law and regulations.

On January 6, 2002, the National Congress passed the Law No. 25,561 of “Public Emergency and Reform of the Exchange Rate Regime” (Law 25,561). Under Article 11 of Law 25,561, foreign-currency denominated debt arising from agreements between consenting parties governed by “rules and regulations of private law” were converted into pesos at 1 peso per dollar. Further, Article 11 states that “creditors would receive these amounts on account of the total debt” and that “both parties would have to negotiate the restructuring of the obligations to equally share the cost of the peso devaluation”.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Financial restructuring (continued)

Subsequently, Decree No. 214/02 forced the conversion into pesos of all foreign-currency denominated liabilities existing as of January 6, 2002, and established the indexing of the pesified amounts by the application of the CER index. Law No. 25,713 ratified, with few exceptions, the constitutionality of the application of the CER index to pesified debts. Management believes that those exceptions are not applicable to the Telecom Group’s situation.

However, Decree No. 410/02 which codified Law No. 25,561 and extended Decree No. 214/02, provided that foreign-currency denominated debt governed by “foreign law” fell outside the scope of the provisions of Decree No. 214/02 which required the pesification of liabilities. By introducing this language into the decree provisions, the government tried to narrow the meaning of “rules and regulations of private law” as mentioned in Article 11 of Law 25,561. Further, on December 4, 2003, Law No. 25,820 amended Article 11 of Law 25,561 as follows:

The main differences introduced to the text of Article 11 by Law 25,820 are:

(a) The language referring to “debt obligations existing as of the enactment date” was replaced by “debt obligations existing as of January 6, 2002”

(b) The language referring to “rules and regulations of private law” was eliminated as a preexisting condition to the pesification of foreign-currency denominated liabilities, and it may thus be argued that it would not be relevant whether or not these liabilities are governed by foreign law

(c) The pesification is not temporary, meaning that creditors will not receive the pesified amounts on account of the total debt as previously stated; however

(d) Any party may request an adjustment within the context of the law, thus permitting renegotiation between willing parties to share the cost of the devaluation of the peso as previously stated in Decree No. 214/02 and,

(e) The pesified liabilities are adjusted based on a reference index, i.e. CER, as appropriate.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to the Telecom Group’s creditors in January 2004 and the APE solicitation statement discussed in d) above, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Telecom Group is divided into three main lines of business: Voice, data and Internet services, wireless telecommunication services and directory publishing services. The Telecom Group manages its segments to the net income (loss)level of reporting.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the three-month periods ended March 31, 2004 and 2003, more than 90 percent of the Telecom Group’s revenues were from services provided within Argentina.

More than 95% of the Telecom Group’s fixed assets are in Argentina.

Segment financial information was as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the three-month period ended March 31, 2004

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	655	360	2	—	1,017
Salaries and social security	(113)	(18)	(2)	—	(133)
Turnover tax	(21)	(16)	—	—	(37)
Materials and supplies	(38)	(9)	(1)	—	(48)
Bad debt expense	3	(2)	—	—	1
Interconnection costs	(34)	—	—	—	(34)
Cost of international outbound calls	(20)	—	—	—	(20)
Lease of circuits	(8)	—	—	—	(8)
Fees for debt restructuring	(6)	(1)	—	—	(7)
Fees for services	(12)	(3)	—	(1)	(16)
Advertising	(6)	(16)	—	—	(22)
Cost of cellular handsets	—	(29)	—	—	(29)
Commissions	(13)	(39)	—	—	(52)
Others	(41)	(77)	(1)	—	(119)

Operating income before depreciation and amortization	346	150	(2)	(1)	493
Depreciation of fixed assets	(325)	(77)	(1)	—	(403)
Amortization of intangible assets	(15)	(11)	—	—	(26)

Operating (loss) income	6	62	(3)	(1)	64
Equity gain from related companies	106	(11)	—	—	95
Other expenses, net	(20)	(11)	—	—	(31)

Net income (loss) before income tax and minority interest	92	40	(3)	(1)	128
Income tax	—	(5)	1	—	(4)
Minority interest	—	(1)	—	(56)	(57)

Net income (loss)	92	34	(2)	(57)	67

❑ Balance sheet information

Fixed assets, net	6,132	1,512	3	—	7,647
Intangible assets, net	94	720	4	—	818
Capital expenditures	28	33	—	—	61
Investment in intangible assets	—	—	—	—	—
Depreciation of fixed assets (a)	(325)	(81)	(1)	—	(407)
Amortization of intangible assets (b)	(16)	(14)	—	—	(30)
(a) Includes $4 in Foreign currency translation adjustments.
(b) Includes $2 in Financial results, net and $2 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	282	100	(1)	(2)	379

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(34)	(52)	—	—	(86)
Decrease in investments not considered as cash and cash equivalents	(48)	53	—	—	5

Total cash flows used in investing activities	(82)	1	—	—	(81)

Cash flows from financing activities:
Payment of interest and debt-related expenses	—	(5)	—	—	(5)

Total cash flows used in financing activities	—	(5)	—	—	(5)

Increase in cash and cash equivalents	200	96	(1)	(2)	293
Cash and cash equivalents at the beginning of year	1,786	428	2	14	2,230

Cash and cash equivalents at year end	1,986	524	1	12	2,523

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the three-month period ended March 31, 2003

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	612	237	2	—	851
Salaries and social security	(93)	(17)	(2)	—	(112)
Turnover tax	(21)	(10)	—	—	(31)
Materials and supplies	(24)	(7)	(1)	—	(32)
Bad debt expense	(4)	(3)	—	—	(7)
Interconnection costs	(28)	—	—	—	(28)
Cost of international outbound calls	(21)	—	—	—	(21)
Lease of circuits	(7)	(4)	—	—	(11)
Fees for debt restructuring	(4)	(1)	—	—	(5)
Fees for services	(18)	(3)	—	(1)	(22)
Management fees	(1)	—	—	—	(1)
Advertising	(3)	(2)	—	—	(5)
Cost of cellular handsets	—	(2)	—	—	(2)
Commissions	(15)	(21)	—	—	(36)
Others	(42)	(43)	(1)	—	(86)

Operating income (loss) before depreciation and amortization	331	124	(2)	(1)	452
Depreciation of fixed assets	(366)	(82)	(1)	—	(449)
Amortization of intangible assets	(16)	(12)	—	—	(28)

Operating income (loss)	(51)	30	(3)	(1)	(25)
Financial results, net	730	229	2	—	961
Other expenses, net	(15)	(7)	(1)	1	(22)

Net loss before income tax and minority interest	664	252	(2)	—	914
Income tax	—	—	1	—	1
Minority interest	—	(8)	—	(410)	(418)

Net loss	664	244	(1)	(410)	497

❑ Balance sheet information

Fixed assets, net	7,501	1,714	7	—	9,222
Intangible assets, net	160	755	4	—	919
Capital expenditures	7	6	—	—	13
Investment in intangible assets	—	2	—	—	2
Depreciation of fixed assets	(366)	(82)	(1)	—	(449)
Amortization of intangible assets (a)	(17)	(12)	—	—	(29)
(a) Includes $1 in Financial results, net.

❑ Cash flow information

Cash flows provided by operating activities	251	84	(1)	(3)	331

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(12)	(7)	—	—	(19)
Decrease in investments not considered as cash and cash equivalents	46	(12)	—	—	34

Total cash flows used in investing activities	34	(19)	—	—	15

Cash flows from financing activities:
Decrease in debt, net	—	(1)	—	—	(1)
Payment of interest and debt-related expenses	—	(6)	—	—	(6)

Total cash flows used in financing activities	—	(7)	—	—	(7)

Increase in cash and cash equivalents	285	58	(1)	(3)	339
Cash and cash equivalents at the beginning of year	1,059	253	2	20	1,334

Cash and cash equivalents at year end	1,344	311	1	17	1,673

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net income (loss)
Year 2004:
March 31,	1.017	493	64	95	67

	1.017	493	64	95	67
Year 2003:
March 31,	851	452	(25)	961	497
June 30,	899	490	17	58	206
September 30,	961	503	30	(490)	(279)
December 31,	1.042	536	82	(474)	(227)

	3,753	1,981	104	55	197

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of March 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$—	$1
Investments	12	13

Total current assets	12	14

Non-Current Assets
Investments	707	639

Total non-current assets	707	639

TOTAL ASSETS	$719	$653

LIABILITIES
Current Liabilities
Salaries and social security payable	—	1
Taxes payable	1	1
Other liabilities	6	6

Total current liabilities	7	8

TOTAL LIABILITIES	$7	$8

SHAREHOLDERS’ EQUITY	$712	$645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$719	$653

Statements of income:

	Three-month periods ended
	March 31, 2004	March 31, 2003
General and administrative expenses	(1)	(1)
Equity gain from related companies	68	497
Other income, net	—	1

Net income before income tax	67	497
Income tax benefit, net	—	—

Net income	$67	$497

Condensed statements of cash flows:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Cash flows used in operating activities	$(2)	$(3)

Increase (decrease) in cash and cash equivalents	(2)	(3)
Cash and cash equivalents at the beginning of year	14	20

Cash and cash equivalents at period end	$12	$17

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Capitalization and/or reversal of foreign currency exchange differences	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	119	—	—	—	—	—	119
Building	1,674	—	—	—	4	—	1,678
Transmission equipment	5,112	1	—	2	8	—	5,123
Switching equipment	3,847	1	—	1	—	—	3,849
Power equipment	536	—	—	1	3	—	540
External wiring	5,943	—	—	—	—	(1)	5,942
Telephony equipment, instruments and systems for improvement in services	864	—	—	1	1	—	866
Cellular handsets given to customers at no charge	332	1	—	1	—	—	334
Vehicles	109	3	—	—	(1)	—	111
Furniture	107	—	—	—	(1)	—	106
Installations	511	—	—	—	(1)	—	510
Computer equipment	2,511	—	—	1	—	—	2,512
Work in progress	63	13	—	—	(6)	(1)	69
Materials	90	42	—	—	(7)	(14)	111

Total as of March 31, 2004	21,818	61	—	7	—	(16)	21,870

Total as of March 31, 2003	21,734	13	(21)	—	—	(12)	21,714

	Depreciation						Net carrying value as of March 31, 2004		Net carrying value as of December 31, 2003
Principal account	Accumulated as of the Beginning of the year	Annual rate (%)	Amount		Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—		—	—	119		119
Building	(684)	4 – 9	(18)		1	(701)	977		990
Transmission equipment	(3,164)	10 – 11	(113)		(1)	(3,278)	1,845		1,948
Switching equipment	(2,686)	10	(79)		—	(2,765)	1,084		1,161
Power equipment	(320)	10 – 20	(12)		—	(332)	208		216
External wiring	(3,573)	7	(78)		1	(3,650)	2,292		2,370
Telephony equipment, instruments and systems for improvement in services	(683)	13 – 18	(17)		(1)	(701)	165		181
Cellular handsets given to customers at no charge	(328)	50	(3)		—	(331)	3		4
Vehicles	(99)	20 – 40	(3)		1	(101)	10		10
Furniture	(76)	10 – 20	(2)		—	(78)	28		31
Installations	(358)	9 – 33	(10)		(1)	(369)	141		153
Computer equipment	(1,846)	18 – 33	(72)		1	(1,917)	595		665
Work in progress	—	—	—		—	—	69		63
Materials	—	—	—		—	—	111		90

Total as of March 31, 2004	(13,817)		(407	)(a)	1	(14,223)	7,647	(b)	8,001	(c)

Total as of March 31, 2003	(12,045)		(449	)(d)	2	(12,492)	9,222

(a)	Includes (30) corresponding to the depreciation of capitalized foreign currency exchange differences and (4) corresponding to foreign currency translation adjustments.
(b)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(c)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(d)	Includes (32) corresponding to the depreciation of capitalized foreign currency exchange differences.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the period
Software obtained or developed for internal use	430	—	—	430
Debt issue costs	80	—	—	80
PCS license	662	—	—	662
Band B license (Paraguay)	117	—	3	120
Rights of use	45	—	—	45
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of March 31, 2004	1,440	—	3	1,443

Total as of March 31, 2003	1,416	2	—	1,418

	Amortization				Net carrying value as of March 31, 2004	Net carrying value as of December 31, 2003
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the period
Software obtained or developed for internal use	(301)	(22)		(323)	107	129
Debt issue costs	(72)	(2)		(74)	6	8
PCS license	(71)	—		(71)	591	591
Band B license (Paraguay)	(71)	(5)		(76)	44	46
Rights of use	(20)	(1)		(21)	24	25
Exclusivity agreements	(56)	—		(56)	42	42
Trademarks	(4)	—		(4)	4	4

Total as of March 31, 2004	(595)	(30	)(a)	(625)	818	845

Total as of March 31, 2003	(470)	(29	)(b)	(499)	919

a)	An amount of $10 is included in cost of services, $1 in general and administrative expenses, $15 in selling expenses and $2 in financial results, net. Also includes $2 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
b)	An amount of $10 is included in cost of services; $1 in general and administrative expenses; $17 in selling expenses and $1 in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value (b)	Number of shares	Net realizable value	Cost value as of March 31, 2004	Book value as of March 31, 2004	Book value as of December 31, 2003
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond		$1	8,399,999	7	9	7	7
“Cedros” Bond		$1	370,764	1	—	1	—
Argentina 2004 Bond		US$ 1	6,000,000	5	15	17	—
“Soberano” Bond		Euro 1		—	—	—	69

Total current investments				13	24	25	76

NON- CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond		US$ 1	—	—	—	—	35

Total government bonds				—	—	—	35

Equity investments
Intelsat Ltd.	Ordinary	US$ 3	260,432		8	8	8
Nahuelsat (a)	Ordinary	$1,000	5,750		13	2	2

Total equity investments					21	10	10

Total non-current investments					21	10	45

(a)	This investment is recorded at its net realizable value.
(b)	Per share data.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(d) Current investments

	Cost as of March 31, 2004	Book value as of
		March 31, 2004	December 31, 2003
CURRENT INVESTMENTS

Time deposits
In foreign currency	$2,294	$2,294	$1,678
In Argentine pesos	383	383	508
Mutual funds
In Argentine pesos	77	77	192

Total current investments	$2,754	$2,754	$2,378

NON CURRENT INVESTMENTS
Financial trust “2003 Telecommunications fund”	2	2	2

Total non current investments	$2	$2	$2

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions		As of March 31, 2004
Deducted from current assets
Allowance for doubtful accounts receivables	112	(1	)(a)	—	(3)		108
Allowance for obsolescence	2	—		—	—		2

Deducted from non-current assets
Valuation allowance of net deferred tax assets	457	—		—	(52)		405
Allowance for doubtful accounts	5	2	(b)	—	—		7

Total deducted from assets	576	1		—	(55)		522

Total deducted from assets as of March 31, 2003	891	8	(c)	—	(325	)(d)	574

Included under current liabilities
Provision for commissions	1	3	(a)	—	—		4
Provision for contingencies	14	—		8	(2)		20

Included under non-current liabilities
Provision for contingencies	210	17	(b)	(8)	—		219

Total included under liabilities	225	20		—	(2)		243

Total included under liabilities as of March 31, 2003	151	13	(b)	—	(3	)(e)	161

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Included $7 in selling expenses and $1 in other expenses, net.
(d)	Includes $8 corresponding to results on exposure to inflation.
(e)	Includes $1 corresponding to results on exposure to inflation.

(f) Cost of services

	Three-month periods ended
	March 31, 2004	March 31, 2003
Inventory balance at the beginning of the year	$16	$18
Plus:
Purchases	42	1
Financial results, net	(1)	(1)
Cellular handsets given to customers at no charge (a)	(1)	—
Retirements not included in cost of cellular handsets	(3)	(4)
Cost of services (Note 17.h)	652	635
Less:
Inventory balance at the end of the period	(24)	(12)

COST OF SERVICES	$681	$637

(a)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of March 31, 2004				As of December 31, 2003
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$ G	2 1,183	2.86000 0.0004839	$6 1	$4 2
Investments
Time deposits	US$ EURO G	410 318 3,387	2.86000 3.51610 0.0004839	1,174 1,118 2	898 776 4
Government bonds	US$ EURO	6 —	2.86000 —	17 —	— 69
Accounts receivable
	US$ SDR G	21 — 140,873	2.86000 — 0.0004839	59 — 69	55 2 66
Other receivables
Tax credits	US$ G	20 2,122	2.86000 0.0004839	59 1	42 1
Prepaid expenses	G	5,938	0.0004839	3	1
Others	G	5,865	0.0004839	2	2
Non-current assets
Investments
Government bonds	US$	—	—	—	35

Total assets				$2,511	$1,957

Current liabilities
Accounts payable
Suppliers	US$ G SDR EURO	35 31,891 1 3	2.86000 0.0004839 4.23426 3.51610	$99 15 6 11	$65 17 9 9
Advances from customers	G	5,063	0.0004839	2	3
Debt
Notes – Principal	US$ EURO	216 1,161	2.86000 3.51610	619 4,084	634 4,278
Banks loans and others – Principal	US$ ¥	472 6,550	2.86000 0.02748	1,350 180	1,305 178
Fixed assets financing - Principal	US$ EURO ¥	583 39 11,652	2.86000 3.51610 0.02748	1,667 136 320	1,707 143 319
Inventory financing – Principal	US$	142	2.86000	407	417
Accrued interest	US$ EURO ¥	109 144 764	2.86000 3.51610 0.02748	313 505 21	271 448 16
Penalty interest	US$ EURO ¥	32 9 157	2.86000 3.51610 0.02748	92 31 4	76 24 4
Salaries and social security payable
Vacation, bonuses and social security payable	G	3,492	0.0004839	2	1
Taxes payable
VAT	G	1,783	0.0004839	1	1
Non-current liabilities
Debt
Banks loans and others – Principal	US$	9	2.86000	26	86

Total Liabilities				$9,891	$10,011

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses

	Expenses			Three-month period ended March 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$69	20	44	$133
Depreciation of fixed assets	341	11	51	403
Amortization of intangible assets	10	1	15	26
Taxes	26	3	5	34
Turnover tax	37	—	—	37
Materials and supplies	34	2	12	48
Transportation and freight	1	—	6	7
Energy, water and others	6	2	2	10
Bad debt expense	—	—	(1)	(1)
Interconnection costs	34	—	—	34
Cost of international outbound calls	20	—	—	20
Lease of circuits	8	—	—	8
Rental expense	8	1	2	11
Fees for debt restructuring	—	7	—	7
Fees for services	4	5	7	16
Advertising	—	—	22	22
Commissions	—	3	49	52
Others	54	1	2	57

Total	$652	$56	$216	$924

	Expenses			Three-month period ended March 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$48	$23	$41	$112
Depreciation of fixed assets	379	17	53	449
Amortization of intangible assets	10	1	17	28
Taxes	28	—	3	31
Turnover tax	31	—	—	31
Materials and supplies	26	1	5	32
Transportation and freight	3	1	2	6
Energy, water and others	6	1	1	8
Bad debt expense	—	—	7	7
Interconnection costs	28	—	—	28
Cost of international outbound calls	21	—	—	21
Lease of circuits	11	—	—	11
Rental expense	8	2	2	12
Fees for debt restructuring	—	5	—	5
Fees for services	9	6	7	22
Management fees	—	1	—	1
Advertising	—	—	5	5
Commissions	5	4	27	36
Others	22	3	4	29

Total	$635	$65	$174	$874

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	168		—	—		5,653	(a)	—	—	—

Not due
Payable on demand	—	—		—	—		4,252	(a)	—	—	—
Second quarter 2004	2,753	389		48	417		2		45	100	30
Third quarter 2004	26	5		10	2		—		6	—	—
Fourth quarter 2004	—	1		12	—		2		6	—	—
First quarter 2005	—	—		33	2		—		6	—	1
Apr. 2005 thru Mar. 2006	—	—		57	—		3		11	—	8
Apr. 2006 thru Mar. 2007	—	—		5	—		4		10	—	2
Apr. 2007 thru Mar. 2008	—	—		2	—		3		4	—	2
Apr. 2008 thru Mar. 2009	—	—		1	—		16		3	—	2
Apr. 2009 thru Mar. 2010	—	—		93	—		—		2	—	2
Apr. 2010 and thereafter	2	—		99	—		—		3	—	23

Total not due	2,781	395		360	421		4,282		96	100	70

Total as of March 31, 2004	2,781	563		360	421	(b)	9,935		96	100	70

Balances with indexation clauses	—	—		—	4		—		—	—	6
Balances bearing interest	2,779	146		—	3		9,808		—	—	—
Balances not bearing interest	2	417		360	414		127		96	100	64

Total	2,781	563		360	421		9,935		96	100	70

Average annual interest rate (%)	1.22	(c	)	—	32.03		(d	)	—	—	—

(a)	See Note 12. Includes $144 corresponding to Nucleo.
(b)	There are payables in kind that amounted to $1.
(c)	$104 bear 50% over the Banco Nación Argentina notes payable discount rate, and $42 bear 31.66%.
(d)	See note 8.

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157		—	—		5,676	(a)	—	—	—

Not due
Payable on demand	—	—		—	—		4,315	(a)	—	—	—
First quarter 2004	2,454	410		46	451		—		51	60	29
Second quarter 2004	—	9		15	—		2		11	59	2
Third quarter 2004	—	4		14	—		—		7	2	—
Fourth quarter 2004	—	1		44	—		3		9	—	—
Jan. 2005 thru Dec. 2005	36	—		30	—		3		12	—	1
Jan. 2006 thru Dec. 2006	—	—		6	—		4		9	—	2
Jan. 2007 thru Dec. 2007	—	—		2	—		3		4	—	2
Jan. 2008 thru Dec. 2008	—	—		2	—		64		2	—	2
Jan. 2009 thru Dec. 2009	—	—		60	—		12		1	—	2
Jan. 2010 and thereafter	1	—		93	—		—		2	—	30

Total not due	2,491	424		312	451		4,406		108	121	70

Total as of December 31, 2003	2,491	581		312	451	(b)	10,082		108	121	70

Balances with indexation clauses	—	—		—	5		—		—	—	—
Balances bearing interest	2,489	151		6	3		9,978		—	—	—
Balances not bearing interest	2	430		306	443		104		108	121	70

Total	2,491	581		312	451		10,082		108	121	70

Average annual interest rate (%)	2.18	(c	)	—	41.22		(d	)	—	—	—

(e)	Includes $119 corresponding to Nucleo.
(f)	$100 bear 50% over the Banco Nación Argentina notes payable discount rate, and $52 bear 20.82%.

51

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Subsequent events

•	Suspension of the possibility to settle federal tax obligations through the use of government bonds

On April 22, 2004, the Argentine Government issued Decree No. 493/04 which provided for the suspension of the possibility to settle federal tax obligations through the use of government bonds until the Argentine sovereign debt renegotiation process is finalized.

The Telecom Group has the following amounts which are affected by the issuance of the Decree:

i) Bono Argentina 2004 (included in current investments) amounting to $17 (approximately US$6 million) and,

ii) Tax certificates received in exchange for due but unpaid principal and interest installments of the government bonds mentioned in (i) above. These tax credits were supposed to be used to settle future tax obligations. These credits amount to $59 (approximately US$20 million).

The Argentine government rendered tax certificates in lieu of the unpaid principal and interest installments of the sovereign bonds which were used by the Telecom Group to settle its tax obligations until October 2003.

The issuance of the Decree creates uncertainty as to whether the Telecom Group would be able to recover the full amount of the bonds and tax certificates described above and the timing of their use towards the payment of tax obligations in the future.

The Telecom Group’s management together with its legal counsel is currently analyzing the impact of the issuance of the decree and future actions to be taken to preserve the Telecom Group’s value.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of March 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As further described in Note 3. (c) to the accompanying consolidated financial statements and as required by the corresponding regulatory agencies, the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in such Note.

4.	Nortel has the effective control of Telecom Argentina S.A. (“Telecom”). As of March 31, 2004, Telecom holds government bonds (“Bono Argentina 2004”) and related tax credits amounting to $76 million. As mentioned in Note 17 to the accompanying consolidated financial statements, the passing of Decree No. 493/04 generates uncertainty as to the possibility of recovering their nominal value.

5.	As indicated in Note 2. (c) to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, Telecom’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of the Telecom’s costs and indebtedness is denominated in foreign currency. Consequently, the Telecom’s operating conditions have been altered, negatively affecting its economic and financial equation. Additionally, as indicated in Note 12 to the accompanying consolidated financial statements, during the first half of 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness as well as those of its Argentine subsidiaries. Furthermore, as indicated in such note, Telecom continues working with its financial and legal advisors on the development of a proposal for the restructuring of debt not yet restructured of Telecom and Telecom Personal S.A. (“Personal”). In this regard, on January 9, 2004, Telecom announced a proposal for the restructuring of its debt through an out-of-court restructuring agreement governed by Argentine Law (“Acuerdo Preventivo Extrajudicial” or “APE”), which was submitted to the corresponding regulatory agencies for its review. Additionally, Núcleo S.A. (“Núcleo”) (a subsidiary of Personal) is in the process of restructuring part of its financial debt.

6.	The accompanying consolidated financial statements of Nortel at March 31, 2004 were prepared considering the continuity of the normal course of business of the Company and of its subsidiaries Telecom and Personal, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, they do not include any adjustments or classification that might result from the outcome of the uncertainties described in paragraph 5.

7.	Based on the work done and on our examination of the Company’s consolidated financial statements for the year ended December 31, 2003 on which we issued our report dated March 9, 2004 (with qualifications described in paragraphs 3, 5 and 6 of this report), we report that:

a. the consolidated financial statements of Nortel at March 31, 2004 and 2003, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, except for the situation mentioned in paragraph 3 of this report, consider all significant facts and circumstances which are known to us and we have no observations to make regarding them other than those indicated in paragraphs 4, 5 and 6;

b) comparative information included in the accompanying consolidated balance sheets, derive from the Company’s consolidated financial statements for the year ended December 31, 2003.

8.	In compliance with current regulations, we report that:

a) the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b) the financial statements of Nortel at March 31, 2004 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c) we have read the Summary of Activity on the financial statements and the additional information to the notes of the financial statements required by Section 68 of the Buenos Aires Stock Exchange regulation on which, as regards those matters that are within our competence, we have no observations to make regarding them;

d) at March 31, 2004, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $4,323, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 10, 2004.

PRICE WATERHOUSE & CO.

C.P.C.E.C.A.B.A. Tº 1 Fº 1 R.A.P.U.
Juan C. Grassi (Socio)
Contador Público (UB)
C.P.C.E.C.A.B.A
Tomo 72 - Folio 59

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual General Ordinary and Special Preferred Class “A” and “B” Shareholders’ Meeting of Nortel held on April 29, 2004 approved:

•	Fiscal year 2003, Annual Report and Financial Statements.

•	The Board´s proposal that the negative Unappropiated Retained Earnings of Fiscal Year 2003 be allocated to Fiscal Year 2004.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee ( for the 16th fiscalyear).

•	The auditing Committee´s budget for Fiscal Year 2004 .

•	The designation of the Price Waterhouse & Co. as external auditors of the Company.

•	The purchase of a civil liability insurance which shall cover Directors, members of the Supervisory Committee and of any other officer or manager of the Company, against any claims, derived from or related to their personal duties.

•	The Company’s results

The Company reached net income of $67 million for the 1Q04. This income was mainly generated by equity income from related companies.

2. The Telecom Group

Telecom Argentina S.A. recorded a consolidated net gain of $124 million for the 1Q04. Comparatively, consolidated net gain for 1Q03, was $907 million.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1Q04 represented, 49%, 6% and 12% of net sales, respectively; compared with 53%, (3%) and 107%, respectively, for 1Q03.

•	Consolidated net revenues

Consolidated net revenues for 1Q04 totaled $1,017 million, an increase of $166 million, or 20%, compared with $851 million for 1Q03. The increase can be largely attributed to the recovery in demand, particularly in the cellular business in Argentina.

Fixed telephony (Voice, data and Internet)

•	Voice

Local measured service revenues increased by $14 million, or 13%, to $118 million during 1Q04. Domestic long distance revenues increased by $7 million, or 7%, reaching $107 million. Revenues from both local and domestic long distance telephony increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 7% when compared to the same period of 1Q03.

Monthly charges increased by $1 million, or 1%, to $154 million for 1Q04 when compared to 1Q03, mainly due to the increase in customer lines. Customer lines as of March 31, 2004 increased to approximately 3,380,000, due to the recovery in demand, compared to approximately 3,266,000 as of March 31, 2003. This level of lines in service is still inferior to that registered in December 2001. Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Argentine Government in January 6, 2002.

Public telephony revenues increased by $1 million, or 2%, to $44 million as a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”).

Revenues generated by interconnection services increased by $15 million, or 43%, to $50 million, mainly due to the traffic increase registered in the fixed and cellular telephony businesses and the application of the Reference Stabilization Index (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices of these services.

Regarding the international telephony, during 1Q04, revenues increased by $1 million, or 2%, to $54 million when compared to 1Q03, mainly due to the increase in incoming traffic and to lower discounts on tariffs.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Data transmission and Internet

Revenues generated by the data transmission totaled $79 million, representing a decrease of $4 million, or 5%, mainly due to price discounts applied to address the increasing competition in this segment and the slow growth in demand for corporate data transmission services, partially compensated by the increase in ADSL connections from other Internet providers. As of March 31, 2004 total lines in service with ADSL connections amounted to 80,100 an increase of 33,200, or 71%. Internet minutes represented 33% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues from the Arnet unit increased by $4 million, or 29%, to $18 million mainly due to the higher number of subscribers in ADSL high-speed access, as the Telecom Group increased the coverage of the service in the interior of the country. As of March 31, 2004, the number of Arnet’s ADSL subscribers reached approximately 50,800, while Internet dial-up customers reached approximately 156,400 increasing by 59% and 5% respectively, compared with March 31, 2003.

Cellular Telephony

The revenues generated by the cellular business during 1Q04 increased by $123 million, or 52%, to $360 million when compared to 1Q03.

Revenues of Telecom Personal in Argentina increased by $117 million, or 58%, to $318 million compared to 1Q03 mainly due to the higher number of subscribers, higher sales of pre-paid cards, higher Calling Party Pays revenues (CPP), the increase in revenues originated by charges for the termination of calls coming from other cellular operators “TLRD” which have been accounted since mid-2003, and the increase in national and international roaming sales.

Furthermore, the average revenue per user increased by 22% (to $34 per customer, including revenues for TLRD). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2.852.000 at March 31, 2004, representing an increase of approximately 617,000 customers, or 28% compared with March 31, 2003.

It must be noted that in 1Q04 the level of competition in the cellular market has increased significantly after the launch of GSM services by the operators in the market. Accordingly, Telecom Personal continued to increase the coverage and capacity of its GSM network and has continued with marketing campaigns aimed to reposition its brand and strengthen its market leadership.

The customer base as of March 31, 2004 amounted to approximately 2,299,000 prepaid subscribers, representing 81% of the total customer base, and approximately 553,000 post-paid subscribers, representing the remaining 19%.

Nucleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated $42 million in revenues during 1Q04, which are consolidated into the mobile telephony segment together with the revenues of Telecom Personal. For Nucleo’s 1Q04 revenues represented an increase of $6 million, or 17%, as compared to 1Q03.

As of March 31, 2004, Nucleo had approximately 535.000 customers, an increase of approximately 18.000 or 3%.

Directories publishing

In the directories publishing business, revenues from the subsidiary Publicom were $2 million during 1Q04. The most important sales of Publicom generally take place during the second semester. As of today, the request to plays new adds, is improving compared with the previous year.

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 1Q04 increased by $77 million, or 9%, to $953 million when compared to 1Q03, mainly due to the increase in labor, advertising, commission for handsets sales and TLRD costs in the cellular telephony. The evolution of costs is related to the increase in sales in the mobile telephony.

•	Investment plan

Of the total amount of $61 million invested during 1Q04, $28 million, or 46%, corresponds to fixed-line telephony, data transmission and Internet, and $33 million or 54% to the cellular business as Telecom Personal continues with the deployment of the GSM network.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3. Summary comparative consolidated balance sheets

	As of March 31,
	2004	2003	2002	2001	2000
Current assets	3,483	2,414	3,702	2,838	3,091
Non current assets	8,734	10,344	15,142	12,478	12,348

Total assets	12,217	12,758	18,844	15,316	15,439

Current liabilities	10,548	10,623	7,133	3,566	4,896
Non current liabilities	317	365	10,504	6,467	5,331

Total liabilities	10,865	10,988	17,637	10,033	10,227

Minority interest	618	789	664	2,403	2,244
Foreign currency translation adjustments	22	36	108	—	—
Differences from measurement of derivative instruments determined as an effective hedge	—	—	(375)	—	—
Shareholders’ equity	712	945	810	2,880	2,968

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	12,217	12,758	18,844	15,316	15,439

4. Summary comparative consolidated statements of operations

	Three-month periods ended March 31,
	2004	2003	2002	2001	2000
Net sales	1,017	851	1,373	1,798	1,811
Operating costs	(953)	(876)	(1,305)	(1,548)	(1,490)

Operating income (loss)	64	(25)	68	250	321
Equity gain (loss) from related companies	—	—	(5)	(2)	(9)
Amortization of goodwill	—	—	(4)	(2)	(2)
Financial results, net	95	961	(5,470)	(123)	(101)
Other expenses, net	(31)	(22)	(48)	(13)	(9)
Net income (loss) before income tax and minority interest	128	914	(5,459)	110	200
Income tax benefit (expense), net	(4)	1	1,699	(42)	(75)
Minority interest	(57)	(418)	1,719	(31)	(37)

Net income (loss)	67	497	(2,041)	37	88

5. Fixed telephone service statistical data (in physical units)

March 31,	2004		2003		2002		2001		2000
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Installed lines	3,800,819	734	3,802,524	60	3,802,042	1,984	3,750,813	26,877	3,579,178	288
Lines replaced (a)	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	15,088	1,817,084	32
Lines in service (b)	3,673,546	17,687	3,559,917	(30,367)	3,745,815	(145,985)	3,893,692	53,861	3,452,080	28,080
Customers lines	3,380,026	18,685	3,266,389	(27,563)	3,441,574	(142,048)	3,605,458	30,069	3,205,788	19,056
Public phones installed	80,674	547	79,340	(472)	79,209	(2,967)	81,196	1,160	78,033	2,526
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (c)	19.6	—	19.2	(0.2)	20.4	(0.8)	21.4	0.3	19.1	0.1
Lines in service per employee	320	—	322	(1)	336	(24)	373	9	365	—
Investment in Fixed assets in million of pesos (a)	21,040	61	20,810	13	20,689	130	19,824	299	17,936	409

(a)	As from November 8, 1990.
(b)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(c)	Corresponding to the northern region of Argentina.

6. Consolidated ratios

March 31,	2003	2002	2001	2000	1999
Liquidity (1)	0.33	0.23	0.52	0.80	0.63
Solvency (2)	0.12	0.16	0.07	0.53	0.51
Locked up capital (3)	0.71	0.81	0.80	0.81	0.80

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7. Outlook

In 1Q04 the macroeconomic scenario continued with the improvement shown in 4q03. Levels of activity also continued with the positive trend shown in previous periods although their growth decelerated. Likewise, inflation rates remained stable.

Telecom’s operations have improved as a consequence of the better levels of lines in service and better traffic in the fixed telephony. In the cellular business there is a higher number of new subscribers and a better level of traffic. On the other hand, the Telecom Group is still affected by the macroeconomic scenario uncertainty and, in particular, by the lack of resolution on the tariff structure renegotiation. Likewise, as the Telecom Group’s consolidated debt is nominated in foreign currency, their operations are still being influenced by the fluctuation of the exchange rate of the Peso against the Dollar and the Euro. It should be noted that the positive trend in the exchange rate generated gains arising from currency exchange differences that were the main cause of the consolidated net gains for the period.

In the context of the debt restructuring, in January 2004, Telecom announced its proposal for a comprehensive restructuring of all of its outstanding unsecured financial debt, which will be implemented through an Acuerdo Preventivo Extrajudicial, or an out-of-court restructuring agreement governed by Argentine Law (the “APE”).

In this uncertain context, Telecom is still working hard to maintain the quality of its service and to reduce its cost structure and adapt it to the new environment. Likewise, Telecom is carrying several investment projects in services, mainly those that have a potential growth that will generate a substantial increase of cash inflows. This is the case of the expansion of GSM network in Telecom Personal, that resulted in the increase of investments in fixed assets.

Alberto Messano
President

IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 7, 2004	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager